As filed July 25, 2000

                                                              File No. 70-[    ]
                                                                           ----

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                    FORM U-1

                             APPLICATION/DECLARATION
                                      under
                 THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

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                               ENTERGY CORPORATION
                                639 Loyola Avenue
                              New Orleans, LA 70113

              (Name of company filing this statement and address of
                          principal executive office)

              -----------------------------------------------------

                               ENTERGY CORPORATION

                 (Name of top registered holding company parent)

             ------------------------------------------------------

                                 C. John Wilder
                          Executive Vice President and
                             Chief Financial Officer
                               Entergy Corporation
                                639 Loyola Avenue
                              New Orleans, LA 70113

                     (Name and address of agent for service)

            --------------------------------------------------------


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


      The Commission is requested to send copies of all notices, orders and communications in connection with this Application or Declaration to:

   Christopher J. Bernard                        William T. Baker, Jr.
Entergy Power Marketing Corp.                   Thelen Reid & Priest LLP
    Parkwood 2 Building                      40 West 57th Street, Suite 2500
  10055 Grogans Mills Road                      New York, New York 10019
 The Woodlands, Texas 77380

                       Elizabeth A. Martin, Senior Counsel
                             Entergy Services, Inc.
                                639 Loyola Avenue
                              New Orleans, LA 70113


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


ITEM 1.        DESCRIPTION OF PROPOSED TRANSACTION.
               -----------------------------------

          1.1. Background. Entergy Corporation ("Entergy") is a registered
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holding company under the Public Utility Holding Company Act of 1935, as amended
(the "Act"). Its public utility subsidiaries include Entergy Arkansas, Inc., Entergy Gulf States, Inc., Entergy Louisiana, Inc., Entergy Mississippi, Inc., and Entergy New Orleans, Inc. (collectively, the "Entergy Operating Companies"). The Entergy Operating Companies provide public-utility service to approximately
2.5 million electric customers in portions of Arkansas, Louisiana, Mississippi, and Texas and 235,000 retail gas customers in portions of Louisiana.

          Entergy also engages through subsidiaries in various other energy-related and non-utility businesses. One such subsidiary, Entergy Power Marketing Corp. ("EPMC"), was formed in 1995 as an "exempt wholesale generator" ("EWG") in order to engage in the marketing and brokering of electric power at wholesale.<FN1> Pursuant to a Commission order dated January 6, 1998 (Holding Co. Act Release No. 26812) ("January 1998 Order"), EPMC relinquished its EWG status and claimed status as an "energy-related company" under Rule 58. EPMC engages in marketing and trading of physical and financial energy commodities in wholesale and retail markets throughout the United States, subject to certain conditions.<FN2> EPMC currently has physical sales of approximately 200 million cubic feet of gas per day and, in 1999, sales of about 47.2 million MWh of electricity. Under the January 1998 Order, Entergy is also authorized to finance the energy marketing activities of EPMC and to provide guaranties to EPMC.

          By further order of the Commission dated June 22, 1999 (Holding Co. Act Release No. 27039) (the "June 1999 Order"), Entergy and certain of its non-utility subsidiaries (including EPMC) were authorized, among other things, to acquire, directly or indirectly, the securities of one or more non-utility companies (called "New Subsidiaries") organized to engage in the previously-authorized service and development activities of other Entergy non-utility subsidiaries and/or to acquire and/or finance the acquisition of the securities of one or more EWGs, "foreign utility companies" ("FUCOs"), "exempt telecommunications companies" ("ETCs"), "energy-related companies" within the meaning of Rule 58 ("Rule 58 Companies"), and companies formed to provide operations and maintenance services to nonassociate companies ("O&M Subs"). New Subsidiaries, EWGs, FUCOs, ETCs, Rule 58 Companies and other non-utility subsidiaries of Entergy (including EPMC and O&M Subs) which Entergy is authorized or by rule permitted to acquire and own are referred to herein (as they were in the June 1999 Order) collectively as "Nonutility Companies."

          In addition, under the June 1999 Order, the Commission authorized Entergy and the Nonutility Companies (1) to provide guaranties and other forms of credit support or enhancements to or for the benefit of Nonutility Companies in an aggregate amount outstanding not to exceed $750 million, to the extent such transactions are not otherwise exempt;<FN3> (2) to engage in various types



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<FN1> See Entergy Power Marketing Corp., 73 FERC P. 161,063 (1995).

<FN2> See Entergy Services, Inc., 74 FERC P. 61,137 (1996) (authorizing EPMC to sell power at market based rates) and Entergy Power Marketing Corp., 75 FERC P. 61,282 (1996) (order on compliance filing).

<FN3> In a separate proceeding (File No. 70-9123), Entergy and its nonutility subsidiaries are seeking authority to increase the limitation on guaranties to $2 billion. See Holding Co. Act Release No. 27197
      (July 7, 2000).


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


of transactions designed to consolidate or reorganize under one or more New Subsidiaries all or part of Entergy's ownership interests in Nonutility Companies and New Subsidiaries; and (3) to provide operations, administrative and consulting services to other Nonutility Companies at prices determined without regard to "cost," subject to specified limitations and restrictions. Entergy is authorized to finance its investments in New Subsidiaries and O&M Subsidiaries from available cash resources and from the proceeds of borrowings and common stock sales authorized in other proceedings.<FN4>

          On May 26, 2000, Entergy and Koch Energy, Inc. ("Koch"), an unaffiliated, privately-held diversified company, entered into an agreement to form a new Delaware limited partnership to be called Entergy-Koch, LP ("Entergy-Koch"). Entergy-Koch will be the vehicle through which Entergy and Koch will combine certain discrete non-utility energy assets of the two companies and their respective subsidiaries. Specifically, subject to receiving any necessary regulatory approvals, Entergy will contribute to Entergy-Koch its ownership interest in EPMC, and Koch will contribute to Entergy-Koch its ownership interest in its energy trading and marketing subsidiary, Koch Energy Trading, Inc. ("KET"). EPMC and KET will thereupon be combined to form a single new energy marketing and trading company (herein referred to as "Trading Company"). In addition, Koch will contribute to Entergy-Koch the common stock of its wholly-owned subsidiary, Koch Gateway Pipeline Company ("Gateway Pipeline"), which owns and operates an interstate natural gas pipeline system and related gas gathering and storage facilities. Gateway Pipeline will remain a separate subsidiary of Entergy-Koch.

          Koch and Entergy and certain of their affiliates have also agreed to form a joint venture under the laws of the United Kingdom ("UK Venture"), to which Entergy will contribute certain assets of Entergy Trading & Marketing, Ltd. ("ET&M"), a wholly-owned subsidiary of Entergy Power Development Corporation ("EPDC"). EPDC, a FUCO, is a direct wholly-owned subsidiary of Entergy that holds investments in foreign power development projects.<FN5> EPDC formed ET&M in 1998 principally to trade energy commodities in order to manage the fuel supply and power sales risks of certain FUCOs owned by Entergy in the United Kingdom. Entergy and Koch may acquire and hold their interests in the UK Venture through Entergy-Koch or as a separate venture.

          The contributions to Entergy-Koch and to the UK Venture will be made pursuant to the terms of a Contribution Agreement. In addition to the assets and interests described above, the Contribution Agreement contemplates that the parties will also make contributions of cash to the ventures in amounts that will equalize (or "true-up") the values of the interests in EPMC, KET, Gateway


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<FN4> See Entergy Corporation, Holding Co. Act Release No. 26693 (March 25,
      1997) (authorizing Entergy to issue and sell up to 30 million additional shares of its common stock through December 31, 2000 pursuant to its dividend reinvestment and stock purchase plan);
      and Entergy Corporation, Holding Co. Act Release No. 26674
      (February 26, 1997) (authorizing Entergy to issue and sell short-term notes from time to time through December 31, 2002, in an aggregate principal amount at any time outstanding not to exceed $500 million).

<FN5> EPDC is currently constructing two combined cycle gas turbine merchant power plants in the UK through FUCO subsidiaries. One is the Saltend Project, a 1,200 MW plant that will produce both steam and electricity, and the other is the Damhead Creek project, an 800 MW facility. Both are expected to go into commercial operation in 2000.


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


Pipeline and ET&M. It is also contemplated that Entergy, indirectly through a non-utility subsidiary, will purchase certain energy accounts receivable created by KET and then contribute those receivables to Entergy-Koch as a means to equalize Entergy's and Koch's investments.

          Entergy is not proposing to transfer or contribute any assets of the Entergy Operating Companies to either venture. Moreover, Entergy's participation in the two ventures will not have any effect on the Entergy Operating Companies or on the rates or credit ratings of the Entergy Operating Companies. The Entergy Operating Companies will not have an ownership interest, directly or indirectly, in either venture and will not extend credit to or assume or become liable for any debts or obligations of either venture. The only relationships between the Entergy Operating Companies and either venture will be as described below in Item 1.3.5.

          The general partner of Entergy-Koch, with a 1% interest, will be Entergy-Koch, LLC ("EK-LLC"), a Delaware limited liability company to be formed by Koch and Entergy Power International Holdings Corporation ("EPIH"), a wholly-owned subsidiary of Entergy.<FN6> Koch and EPIH will each hold a 50% interest in EK-LLC. In addition, Entergy and Koch will each acquire and hold, indirectly, a 49.5% limited partnership interest in Entergy-Koch. The Entergy limited partnership interest will be held by two other Delaware limited liability companies formed by EPIH specifically for that purpose.

          The contributions of the Entergy assets and Koch assets will be made to Entergy-Koch from time to time as and when all necessary regulatory approvals have been obtained and such assets, in the judgment of the parties, may be successfully integrated into the then-existing business of Entergy-Koch. All of the transactions relating to the formation of Entergy-Koch and the UK Venture and the entities that will hold Entergy's ownership interests in the ventures, the transfer of the Entergy assets and the additional contributions of cash will be carried out in accordance with Entergy's authorization under the June 1999 Order. Entergy-Koch and the UK Venture will be partially-owned New Subsidiaries within the meaning of such order, inasmuch as they will be engaged exclusively in the business of holding the securities of other Nonutility Companies. As indirect subsidiaries of Entergy, Entergy-Koch and the UK Venture will not in the future acquire the securities of or other interest in any business except in accordance with an order of this Commission (including without limitation the June 1999 Order) or pursuant to an available exemption, including, specifically, Rule 58 or Section 32, 33 or 34, as applicable.

          1.2  Summary of Authorizations Requested. Entergy herein requests
               -----------------------------------
approval for (a) Entergy to invest, indirectly through one or more Nonutility Companies, including but not limited to Entergy-Koch, up to $1.2 billion in specified types of energy-related, non-utility assets ("Energy-Related Assets") that are incidental to the energy marketing and brokering activities of Trading Company; (b) the expansion of the energy marketing and brokering activities of Trading Company and of any other energy marketing affiliate hereafter formed or acquired by Entergy-Koch to include marketing and brokering of energy commodities in Canada; (c) the issuance of guaranties and other forms of credit support by Entergy-Koch on behalf or for the benefit of its or the UK Venture's


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<FN6> EPIH, a Delaware corporation, is currently a FUCO but will relinquish its status as such and instead serve as a New Subsidiary (within the meaning of the June 1999 Order) for the purpose of acquiring and holding an interest in Entergy-Koch.


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


direct and indirect subsidiaries; (d) the declaration and payment of dividends out of capital or unearned surplus by Entergy-Koch and its direct and indirect subsidiaries; and (e), to the extent not otherwise permitted or exempt under the Commission's rules, the sale of goods and services by and between Entergy-Koch's subsidiaries and the Entergy Operating Companies and Nonutility Companies.

          Entergy will fund its cash contributions to Entergy-Koch and purchases of energy receivables created by KET (which will immediately be contributed to Entergy-Koch), as well as any future acquisitions of or investments in Energy Assets using available cash and/or the proceeds of financings previously authorized by the Commission (see fn. 4, above) or as authorized in other future proceedings. Accordingly, Entergy is not requesting authority in this proceeding to issue any additional securities.

          1.3  Specific Approvals Requested.
               ----------------------------

               1.3.1  Investments in Energy-Related Assets. Entergy, directly or
                      ------------------------------------
indirectly through one or more New Subsidiaries or other Nonutility Subsidiaries (including Entergy-Koch), requests authority to invest, from time to time through December 31, 2005, up to $1.2 billion (the "Investment Limitation") in Energy-Related Assets and/or the equity securities of companies substantially all of whose physical assets consist of such Energy-Related Assets. Such Energy-Related Assets would include, without limitation, natural gas production, gathering, processing, storage and transportation facilities and equipment, liquid oil reserves and storage facilities, and associated facilities, that would be incidental to and would assist the Trading Company or any other energy marketing and brokering subsidiary hereafter acquired by Entergy<FN7> in connection with energy marketing, brokering and trading.

          Initially, Entergy will acquire, indirectly through Entergy-Koch, the stock of Gateway Pipeline to be contributed to Entergy-Koch by Koch. Gateway Pipeline (formerly United Gas Pipe Line Company) owns and operates an interstate natural gas pipeline system that is engaged in gathering, storage and transportation of gas from the producing areas in Texas, Louisiana and the Gulf of Mexico, offshore Alabama and Mississippi. Gateway Pipeline owns approximately 9,000 miles of interstate pipeline (including both transportation and gathering lines), 31 compressor stations, and two gas storage facilities. The pipeline is interconnected with almost all of the other major interstate pipelines that serve the Midwest, Northeast and Southwest markets. It also connects to the Henry Hub, which serves as the designated delivery point for natural gas futures contracts traded on the New York Mercantile Exchange.

          In the future, Entergy proposes to acquire or construct other similar Energy-Related Assets through new or existing subsidiaries (including Entergy-Koch). Such Energy-Related Assets (or equity securities of companies owning such assets) may be acquired for cash or in exchange for stock or other securities of Entergy, or any combination of the foregoing. If common stock of Entergy is used as consideration in connection with an acquisition of Energy-Related Assets, the market value thereof on the date of issuance will be counted against the proposed Investment Limitation. The principal amount or


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<FN7> Specifically, it is contemplated that Entergy may acquire, directly or indirectly, the securities of one or more companies, other than EPMC, that are engaged in energy marketing, brokering, and trading pursuant to Rule 58.


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


stated amount of any other securities issued as consideration will also be counted against the proposed Investment Limitation. Under no circumstances will Entergy acquire, directly or indirectly, any assets or properties that would cause the owner or operator thereof to be considered an "electric utility company" or "gas utility company" as defined under the Act.

          The Commission has previously recognized that, to be successful, a marketer of energy commodities must be able to control significant physical assets that are incidental and reasonably necessary in its day-to-day operations.<FN8> Gas marketers today must be able to offer their customers a variety of value-added, or "bundled," services, such as gas storage and processing, that the interstate pipelines offered prior to the issuance by the Federal Energy Regulatory Commission ("FERC") of Order 636.<FN9> In order to provide such value-added services, many of the leading gas marketers have invested in production, gathering, processing, and storage capacity at or near the principal gas producing areas and hubs and market centers in the U.S. Similarly, in order to compete with both interstate pipelines and local distribution companies for industrial and electric utility sales, marketers must have the flexibility to acquire or construct such supply facilities. In fact, most of the large marketers today with which EPMC and KET compete own substantial physical assets of the type described herein.

          Importantly, the acquisition of gas production, gathering, processing, and storage capacity provides energy marketers the opportunity to hedge the price of future supplies of natural gas against changes in demand brought about due to weather, increased usage requirements by end use customers, or other volatility imposed by the market. Storage and pipeline assets allow energy marketers to "bank" low cost supplies for use during periods of high volatility or take advantage of differential price spreads between different markets. Energy marketers with strong and balanced physical asset portfolios are able to originate tolling or reverse tolling of gas and electric commodities, whereby the payment is made in one or the other commodity. The integration of production, gathering, and storage assets offer energy marketers the opportunity to provide either gas or electric products and services to energy users, at their discretion, depending on user requirements and needs. Finally, the physical assets underlying an energy marketer's balance sheet may provide substantial credit support for the financial transactions undertaken by the marketer.

          It is the intention of Entergy to add to its subsidiaries' existing base of non-utility, energy-related, assets as and when market conditions warrant, whether through acquisitions of specific assets or groups of assets that are offered for sale, by constructing such assets, or by acquiring existing companies (for example, other gas marketing companies which own significant physical assets in the areas of gas production, processing, storage, and transportation). Ultimately, it is Entergy's objective to control a substantial portfolio of Energy-Related Assets that would provide the Entergy system with the flexibility and capacity to compete for sales in all major markets in the United States and, in the future, possibly Canada.


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<FN8> See e.g., SEI Holdings, Inc., 62 SEC Docket 2493 (September 26, 1996);
      American Electric Power Company, Inc., et al., 68 SEC Docket 1251 (November 2, 1998).

<FN9> See FERC Order 636, FERC Stats. & Regs. P. 30,939, "Pipeline Service
      Obligations and Revisions to Regulations Governing Self-Implementing Transportation; and Regulation of Natural Gas Pipelines After Partial Wellhead Decontrol," 57 Fed. Reg. 13,270 (April 16, 1992).


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


               1.3.2  Expansion of Entergy's Energy Marketing and Trading
                      ---------------------------------------------------
Activities Outside the United States. Under the terms of the Commission's
------------------------------------
January 1998 Order, EPMC is currently authorized to engage in energy marketing activities in wholesale and retail markets throughout the United States. By its terms, Rule 58 also limits the activities of "energy-related companies," which includes companies engaged in energy marketing and brokering, to the United States. Notwithstanding, the Commission has previously authorized several other registered holding companies to engage in such activities in Canada, and has reserved jurisdiction over proposals to extend such activities into other foreign countries.<FN10>

          Entergy, on behalf of Trading Company (into which EPMC will be merged) and any other energy marketing and trading companies that it may hereafter acquire pursuant to Rule 58 or otherwise, seeks similar authority to engage in marketing and brokering activities in Canada and requests that the Commission reserve jurisdiction over such activities outside of the United States and Canada pending completion of the record. In support thereof, Entergy notes that all of the major U.S. marketers with which Trading Company will compete also conduct operations in Canada. Canada is the source of a substantial percentage of all of the gas consumed in the U.S., and also exports significant amounts of electricity to the U.S. In approving Southern Company's proposal to engage in energy marketing in Canada, the Commission has already noted that the U.S. and Canadian energy markets are highly integrated and that the risks of marketing activities in Canada (other than currency risk) are substantially the same as the risks associated with these activities in the United States.

               1.3.3  Guaranties by Entergy-Koch. Under the June 1999 Order, the
                      --------------------------
Commission authorized Entergy and the Nonutility Companies to provide guaranties and other forms of credit support or enhancements from time to time through December 31, 2002 to or for the benefit of Nonutility Companies in an aggregate amount at any time outstanding, not to exceed $750 million, in addition to guaranties that are otherwise exempt or permitted by rule or order of the Commission.<FN11> Entergy-Koch is now requesting authority to provide guaranties and other forms of credit support or enhancements on behalf or for the benefit of its or the UK Venture's direct and indirect subsidiaries (collectively, "Credit Support") from time to time through December 31, 2005, in an aggregate amount at any time outstanding not to exceed $2 billion, in addition to Credit Support that is exempt under Rules 45(b) and 52(b), provided that any Credit Support outstanding on December 31, 2005 shall terminate or expire in accordance with its terms. This requested authorization is separate from and will not be counted against the $750 million limitation in the June 1999 Order.

          A separate Credit Support limit for Entergy-Koch is warranted for two principal reasons. First, it is the intent of the parties that all credit support required in connection with the energy marketing and trading activities


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<FN10> See Southern Energy, Inc., Holding Co. Act Rel. No. 27020 (May 13, 1999),
       in which the Commission authorized a subsidiary of Southern Company to expand its energy marketing activities into Canada. Subsequently, the SEC has granted similar approvals to several other registered holding companies. See e.g., Ameren Corp., Holding Co. Act Release No. 27053
       (July 23, 1999); American Electric Power Co., et al., Holding Co. Act Release No. 27062 (August 19, 1999); and Interstate Energy Corporation, Holding Co. Act Release No. 27069 (August 26, 1999).

<FN11> As indicated above, fn. 3, Entergy has filed a separate application seeking to increase its guaranty authority.


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


of Trading Company and the other operations of Entergy-Koch's subsidiaries will be provided by Entergy-Koch, without recourse to or support by either Entergy or Koch. Second, guaranties of the obligations of subsidiaries under energy trading and marketing agreements and of other types of non-financial obligations of subsidiaries are not exempt under Rules 45(b) and 52(b) in most cases. Hence, it is expected that Entergy-Koch will realize little if any benefit from the exemptions that the Commission has provided for subsidiaries of registered holding companies.

               1.3.4  Payment of Dividends Out of Capital and Unearned Surplus.
                      --------------------------------------------------------
Under the June 1999 Order, the Nonutility Companies are authorized to declare and pay dividends out of capital and unearned surplus through December 31, 2002, subject to applicable corporate law and any restrictions under financing agreements. Entergy-Koch, on behalf of itself and its direct and indirect subsidiaries, requests the same authority, but without any limitation on the period in which such dividends may be declared and paid. Entergy believes that approval for such dividend authority on a permanent basis is warranted in this case because of the substantial interest in Entergy-Koch that is held by a nonassociate company that is not subject to any restrictions under the Act. In this connection, the Commission should recognize that the policy considerations underlying the exemption for certain types of non-utility subsidiary companies provided by Rule 16 should apply equally in this case. Rule 16 exempts a company, and each affiliate thereof, from all obligations under the Act imposed upon it as a subsidiary company or affiliate of a registered holding company if certain conditions are met. Specifically, no more than 50% of such company's voting securities may be owned, directly or indirectly, by one or more registered holding companies, and the company must be organized to engage primarily in the exploration, development, production, manufacture, storage, transportation, or supply of natural or manufactured gas.

          As described above, the primary businesses of Entergy-Koch will be natural gas transportation and storage and the purchase and sale of energy commodities, a major component of which will be natural gas. But for the non-gas component of Entergy-Koch's marketing operations, it is believed that Entergy-Koch would qualify for exemption under Rule 16. Nevertheless, for purposes of determining whether the exemption under Section 12(c) of the Act requested herein is appropriate, the form or type of energy commodity supplied should be of no importance.

               1.3.5  Affiliate Transactions. It is contemplated that Gateway
                      ----------------------
Pipeline will continue to provide gas transportation and ancillary services to Entergy Operating Companies in accordance with the terms of open-access tariffs on file with the FERC.<FN12> Other subsidiaries of Entergy-Koch (including Trading Company) may from time to time sell electricity and gas to, and purchase electricity and gas from, Entergy Operating Companies.<FN13> It is not contemplated that the Entergy Operating Companies will sell any significant property, equipment or goods to Entergy-Koch or its subsidiaries.


------------------------
<FN12> Such transactions are generally exempt under the Act pursuant to Rule
       81.

<FN13> Electricity and natural gas are expressly excluded from the definition of "goods" under Rule 80.


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


          Entergy-Koch, on behalf of itself and its subsidiaries, requests authority to sell energy commodities other than electricity and natural gas to Entergy Operating Companies, including but not limited to oil, coal and risk management services and products, and, in connection therewith, requests an exemption under Section 13(b)(2) from Rules 90 and 91 permitting it to charge market prices determined without regard to Entergy-Koch's cost for any such goods or services. The applicants represent that all such transactions will be in compliance with the terms of the settlement agreement entered into in October 1992 between the Entergy Operating Companies and the state regulatory commissions (other than the Louisiana Public Service Commission ("LPSC")) in Entergy's service area and the affiliate interest conditions approved by the LPUC in May 1993 (collectively, the "Settlement Agreements"), which this Commission has also approved.<FN14> In the event that any Entergy Operating Company renders services to Entergy-Koch or any of its subsidiaries, such transactions would also be performed in accordance with the pricing formula contained in the Settlement Agreements.

          Finally, authority is requested for Entergy-Koch and its subsidiaries and other Nonutility Companies to provide administrative and consulting services to each other at fair market prices, subject to the limitations contained in the June 1999 Order.<FN15>

          1.4  Other Matters. Pursuant to Rule 24, Entergy proposes to report on
               -------------
a quarterly basis the amount of Energy-Related Assets purchased or constructed and the amount of any equity securities of any company substantially all of whose assets consist of Energy-Related Assets that were acquired in the preceding period, including a description of such securities. In order to simplify reporting obligations, it is proposed that any marketing activities of "energy-related companies" acquired, directly or indirectly, by Entergy (including Trading Company) pursuant to Rule 58 be reported on Form U-9C-3. It is also proposed that a description of the amount, type, and, if a debt security, the maturity and interest rate, of securities issued by Entergy or any Nonutility Company in connection with the acquisition of Energy-Related Assets (or the equity securities of any company owing such assets) be included as part of the quarterly reports filed pursuant to Rule 24 in File No. 70-9123.

ITEM 2.        FEES, COMMISSIONS AND EXPENSES.
               ------------------------------

          The fees, commissions and expenses incurred or to be incurred in connection with the transactions proposed herein are estimated at not more than $50,000.


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<FN14> See Entergy Corporation, et al., Holding Co. Act Release No. 27040 (June
       22, 1999) (granting an exemption under Section 13(b)(2) to allow Entergy Operating Companies to charge cost plus 5%, in accordance with the Settlement Agreements, for services rendered to Entergy's non-utility subsidiaries). Under the two Settlement Agreements, no Entergy Operating Company may make a procurement with a fair market value in excess of $100,000 from any Non-Utility Company except through competitive bidding processes or as otherwise authorized by an appropriate state regulatory commission.

<FN15> Among other things, the June 1999 Order authorizes Nonutility
       Subsidiaries to sell services to partially-owned non-utility associate companies at fair market prices.


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


ITEM 3.        APPLICABLE STATUTORY PROVISIONS.
               -------------------------------

          3.1 Sections 9(a) and 10 of the Act are applicable to the acquisition by Entergy, indirectly through Entergy-Koch, of the stock of Gateway Pipeline and to the acquisition, directly or indirectly through one or more Nonutility Companies (including Entergy-Koch), of any other interest in Energy-Related Assets or of the equity securities of any company substantially all of whose assets consist of Energy-Related Assets. Section 12(b) and Rule 45 are applicable to the provision of Credit Support by Entergy-Koch. Section 12(c) and Rule 46 are applicable to the declaration and payment of dividends by Entergy-Koch and its subsidiaries out of capital and unearned surplus. Section 13(b) is applicable to the applicants' request for an exemption from the "at cost" requirements with respect to certain transactions described in Item 1.3.5, above. Rule 54 also applies to the proposed transactions.

               3.1.1  Standards of Approval under Section 10. The transactions
                      --------------------------------------
proposed herein involve an acquisition of securities, as well as an acquisition of an interest in an other (i.e., non-utility) business, and are therefore subject to the approval of this Commission under Section 10. The relevant standards for approval under Section 10 are set forth in subsections (b), (c), and (f). In this case, the requirements of Section 10(c) are met and there is no basis for the Commission to make any negative findings under Section 10(b).

          As applied to interests in non-utility businesses, Section 10(c)(1) of the Act provides that the Commission shall not approve an acquisition that is "detrimental to the carrying out of the provisions of section 11." Section 11(b)(1), in turn, directs the Commission to limit the operations of a holding company system to a single integrated public-utility system, provided that, subject to making certain specified findings, the Commission may permit a registered holding company to control one or more additional public-utility systems.<FN16> Further, the Commission may permit the retention by a registered holding company of an interest in any non-utility business that is "reasonably incidental, or economically necessary or appropriate to the operations" of its integrated system or systems. The Commission has interpreted Sections 10(c)(1) and 11(b)(1), read together, as expressing a Congressional policy against non-utility acquisitions that bear no functional relation to a holding company's utility operations.<FN17>

          As described above, Entergy, through Entergy-Koch and other Nonutility Companies, is seeking approval to acquire Gateway Pipeline and other non-utility, energy-related, assets that will be used in connection with the existing and future energy marketing operations of Trading Company (the successor of EPMC) and other Nonutility Companies. As indicated, supra fn. 8, the Commission has previously authorized other registered holding companies to acquire or construct substantially similar kinds of non-utility energy assets.<FN18>


------------------------
<FN16> In its order approving the acquisition of Gulf States Power Company, the
       Commission made findings under Section 11(b)(1) permitting the retention of Gulf States Utilities Company's gas utility business as an additional integrated system. See Entergy Corp., et al., Holding Co. Act Release No. 25952 (December 17, 1993).

<FN17> See Michigan Consolidated Gas Co., 44 S.E.C. 361, 363-65 (1070), aff'd
       444 F.2d 913 (D.C. Cir. 1971).

<FN18> Pursuant to the authorization granted by the Commission in American
       Electric Power Co., supra fn. 8, American Electric Power in late 1998 acquired the "mid-stream assets" of Equitable Resources, Inc., consisting of the Louisiana Interstate Gas Company, the largest intrastate pipeline company in Louisiana with nearly 1900 miles of pipeline and a liquids processing plant, and a gas storage company. The Equitable Resources "midstream" assets acquired by American Electric Power are of the same general character, and perform the same general functions (e.g., gas transportation, storage and processing) as the Koch Gateway assets.

               3.1.2  Exemption from "At Cost" Standard. Under Section 13(b)(2)
                      ---------------------------------
of the Act, the Commission may exempt a subsidiary of a registered holding company from the "at cost" standard of Section 13(b) and Rules 90 and 91 with respect to the performance of any sales, service or construction contract with an associate company if there are "special or unusual circumstances."<FN19> The applicants believe that, in this case, there are "special or unusual circumstances" that warrant allowing Entergy-Koch to sell oil, coal, risk management products and other energy goods to any Entergy Operating Company at market-based prices. First, the Commission should recognize that Entergy-Koch is only a 50% owned subsidiary of Entergy; the other 50% being owned by a non-associate company which already engages in market-based transactions in oil, coal and risk management products with Entergy Operating Companies. If Trading Company and other subsidiaries of Entergy-Koch were limited to charging "cost," as determined in accordance with Rules 90 and 91, the practical effect would be that such companies would simply decline to do business with the Entergy Operating Companies. From the perspective of the Entergy Operating Companies, this would have the unintended effect of limiting competition among suppliers of oil, coal and risk management products. Second, the Commission should recognize that the condition set forth in the Settlement Agreements requiring that procurements by Entergy Operating Companies from associate companies be pursuant to competitive bidding or similar procedures will serve as an added layer of protection against affiliate abuse.

               3.1.3  Rule 54 Analysis. The transactions proposed herein are
                      ----------------
also subject to Section 32(h)(4) of the Act and Rule 54 thereunder. Rule 54 provides that, in determining whether to approve any transaction that does not relate to an "exempt wholesale generator" ("EWG") or "foreign utility company" ("FUCO"), the Commission shall not consider the effect of the capitalization or earnings of any subsidiary which is an EWG or FUCO upon the registered holding company system if paragraphs (a), (b) and (c) of Rule 53 are satisfied.

          Rule 53(a)(1) limits a registered holding company's financing of investments in EWGs if such holding company's "aggregate investment" in EWGs and FUCOs exceeds 50% of its "consolidated retained earnings." On June 13, 2000, the Commission issued an order modifying certain previous orders issued to Entergy in order to permit Entergy to use the proceeds of financing to invest in EWGs and FUCOs in an amount up to 100% of "consolidated retained earnings." See Entergy Corporation, Holding Co. Act Release No. 27184 (June 13, 2000). Entergy's "aggregate investment" (as defined in Rule 53(a)(1)(i)) in all EWGs and FUCOs is currently equal to 40.1% of Entergy's "consolidated retained earnings" (as defined in Rule 53(a)(1)(ii)) for the four quarters ended March 31, 2000. In addition, Entergy has complied and will comply with the record-keeping requirements of Rule 53(a)(2), the limitation under Rule 53(a)(3) on the use of the Entergy system's domestic public-utility company personnel to render services to EWGs and FUCOs, and the requirements of Rule 53(a)(4) concerning the submission of copies of certain filings under the Act to retail regulatory commissions. At the present time, therefore, Entergy satisfies all of


------------------------
<FN19> See e.g., New England Electric System, Holding Co. Act Release No. 22309
       (Dec. 9, 1981).

the requirements of Rule 53(a). Further, none of the circumstances described in Rule 53(b) has occurred or is continuing.

ITEM 4.        REGULATORY APPROVALS.
               --------------------

          No state commission and no federal commission, other than this Commission, has jurisdiction over Entergy's acquisition of an interest in Entergy-Koch. The FERC has jurisdiction under the Federal Power Act over the merger of the power marketing operations of EPMC and KET. In addition, the pre-notification requirements of the Hart-Scott-Rodino Antitrust Improvements Act of 1976 may apply to certain future acquisitions of Energy-Related Assets by Entergy, depending upon, among other factors, the dollar amount of any such transaction. Entergy will not consummate any acquisition of Energy-Related Assets or of the equity securities of any company substantially all of whose assets consist of Energy-Related Assets unless it has obtained all other applicable state or federal regulatory approvals.

ITEM 5.        PROCEDURE.
               ---------

          The Commission is requested to publish a notice under Rule 23 with respect to the filing of this Application or Declaration as soon as practicable. The applicants request that the Commission's Order be issued as soon as the rules allow, and that there should not be a 30-day waiting period between issuance of the Commission's order and the date on which the order is to become effective. The applicants hereby waive a recommended decision by a hearing officer or any other responsible officer of the Commission and consent that the Division of Investment Management may assist in the preparation of the Commission's decision and/or order, unless the Division opposes the matters proposed herein.

ITEM 6.        EXHIBITS AND FINANCIAL STATEMENTS.
               ---------------------------------

     A.        EXHIBITS.
               --------

               A    None.

               B    None.

               C    None.

               D    None.

               E    None.

               F    Opinion of Counsel.  (To be filed by amendment).

               G    Not Applicable.

               H    Proposed Form of Federal Register Notice.

     B.        FINANCIAL STATEMENTS.
               --------------------

               1.1 Balance Sheet of Entergy and consolidated subsidiaries, as of March 31, 2000 (incorporated by reference to the Quarterly Report on Form 10-Q of Entergy for the period ended March 31, 2000) (File No. 1-11299).

               1.2 Statement of Income of Entergy and consolidated subsidiaries for the period ended March 31, 2000 (incorporated by reference to the Quarterly Report on Form 10-Q of Entergy for the period ended March 31, 2000) (File No. 1-11299).

ITEM 7.        INFORMATION AS TO ENVIRONMENTAL EFFECTS.
               ---------------------------------------

          The transactions that are the subject of this Application or Declaration do not involve a "major federal action" nor do they "significantly affect the quality of the human environment" as those terms are used in section 102(2)(C) of the National Environmental Policy Act. Further, such transactions will not result in changes in the operation of the applicants that will have an impact on the environment. The applicants are not aware of any federal agency that has prepared or is preparing an environmental impact statement with respect to the transactions that are the subject of this Application or Declaration.

                                    SIGNATURE

          Pursuant to the requirements of the Public Utility Holding Company Act of 1935, as amended, the undersigned companies have duly caused this statement to be signed on their behalf by the undersigned thereunto duly authorized.


                                           ENTERGY CORPORATION


                                        By: /s/ Michael G. Thompson
                                           ------------------------------------
                                           Name:  Michael G. Thompson
                                           Title:   Senior Vice President,
                                           General Counsel and Secretary

Date:   July 25, 2000


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